UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2022

Commission File Number: 001-38820

Futu Holdings Limited
11/F, Bangkok Bank Building
No. 18 Bonham Strand W, Sheung Wan
Hong Kong S.A.R., People’s Republic of China
+852 2523-3588
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒  Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX
Exhibit No.	Description
99.1	Futu Holdings Limited Supplemental and Updated Disclosures

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
FUTU HOLDINGS LIMITED
By:	/s/ Leaf Hua Li
	Name:	Leaf Hua Li
	Title:	Chairman of the Board of Directors and Chief Executive Officer
Date: December 22, 2022